Annaly and CreXus Announce Final Results of Annaly Tender Offer

Company Release - 04/17/2013 08:47

NEW YORK — (BUSINESS WIRE) — Annaly Capital Management, Inc. (NYSE:NLY) (“Annaly”) and CreXus Investment Corp. (NYSE:CXS) (“CreXus”) today announced the final results of the tender offer (the “Offer”), which commenced on March 18, 2013 and expired at 5:00 PM ET on April 16, 2013, whereby through a newly formed subsidiary, CXS Acquisition Corporation (“Acquisition”), Annaly offered to purchase all the shares of CreXus that Annaly does not already own. Annaly has accepted for purchase 55,225,336 shares of CreXus’ common stock at a purchase price of $13.05206 per share, for an aggregate cost of approximately $720.8 million, excluding fees and expenses relating to the Offer. The 55,225,336 shares accepted for purchase in the tender offer increase Annaly’s direct and indirect ownership to approximately 84.5% of CreXus’ common stock.

The final Offer price of $13.05206 per share consists of a price per share of $13.00 plus a payment in lieu of a prorated CreXus dividend of $0.05206 for the period from March 29, 2013 through April 16, 2013 (the date the Offer expired). The payment in lieu of a prorated dividend is based on the dividend of $0.25 per share that CreXus paid to holders of record on March 28, 2013, the calendar quarter immediately before the date the Offer expired.

“The expiration of this tender offer and anticipated subsequent closing of a merger between Annaly and CreXus is a meaningful next step in the evolution of Annaly’s capital allocation strategy,” said Wellington J. Denahan, Annaly’s Chairman and Chief Executive Officer. “We estimate that this acquisition will be accretive to the 2013 dividend, and the true benefits to the Annaly shareholder will be further realized as we continue to build upon our existing commercial real estate platform.”

Annaly has exercised its option, per the merger agreement, to purchase, for the same per share price that Annaly is paying for shares that were tendered in response to the Offer, additional shares directly from CreXus that will increase the number of shares Annaly directly or indirectly owns to 90% of the outstanding shares of CreXus’ common stock.

Annaly intends to complete the acquisition of CreXus through what is known as a “short-form merger”, that is, without a vote or meeting of CreXus’ remaining shareholders. In the merger, each of the remaining shares of CreXus common stock will be converted into the right to receive $13.05206 per share, less any withholding taxes, in cash and without interest, which is the same amount per share that was paid in the tender offer. The merger is expected to close on May 23 following a 30 day notice period.

The Information Agent with regard to the offer is Innisfree M&A Incorporated, American Stock Transfer & Trust Company LLC is the Depositary, and BofA Merrill Lynch is the Dealer Manager.

Forward-Looking Statements

This news release and our public documents to which we refer contain or incorporate by reference certain forward-looking statements which are based on various assumptions (some of which are beyond our control) may be identified by reference to a future period or periods or by the use of forward-looking terminology, such as “may,” “will,” “believe,” “expect,” “anticipate,” “continue,” or similar terms or variations on those terms or the negative of those terms. Actual results could differ materially from those set forth in forward-looking statements due to a variety of factors, including, but not limited to, changes in interest rates; changes in the yield curve; changes in prepayment rates; the availability of mortgage-backed securities for purchase; the availability of financing and, if available, the terms of any financings; changes in the market value of our assets; changes in business conditions and the general economy; our ability to consummate the transaction and integrate the commercial mortgage business; our ability to consummate any contemplated investment opportunities; risks associated with the businesses of our subsidiaries, including the investment advisory business of our wholly-owned subsidiaries, including: the removal by clients of assets managed, their regulatory requirements, and competition in the investment advisory business; risks associated with the broker-dealer business of our wholly-owned subsidiary; changes in government regulations affecting our business; our ability to maintain our qualification as a REIT for federal income tax purposes; and our ability to maintain our exemption from registration under the Investment Company Act of 1940, as amended. For a discussion of the risks and uncertainties which could cause actual results to differ from those contained in the forward-looking statements, see “Risk Factors” in our most recent Annual

Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q. We do not undertake, and specifically disclaim any obligation, to publicly release the result of any revisions which may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

Annaly Capital Management, Inc.

Investor Relations

1-888-8Annaly

www.annaly.com

Source: Annaly Capital Management, Inc.